Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: October 20th, 2025

On October 18th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on YouTube, Spotify and Apple Podcasts:

TRANSCRIPT: Pomp Podcast 10/18

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Jeff Park: I think this is exactly the environment that I thought we would be in Q4 where Bitcoin would be unabashedly ripping. It just turns out gold is. And so the question is why is Bitcoin not participating? The conditions are all there. There's a rate cut cycle coming. Global liquidity has never looked better. Institutional adoption is strong. The conduits have been built. I don't think you could have expected or wanted a better outcome. And yet it's lagging. And at this time, gold is sucking all the air out of the room. And the more I think about it, there's really two things. One is

Anthony Pompliano: What's going on, guys? Today, we got a great episode with Jeff Park. Jeff is the chief investment officer at Procap BTC. And in this conversation, we take a little bit of a macro world tour. We go from Argentina to China and to London and then back here to the United States. Talk about what's going on in all these different environments, why the US dollar, gold, Bitcoin, and swap lines are something to pay attention to. And then we talk about sentiment and why people are so frustrated online about Bitcoin's price going down and not keeping pace with gold and whether people should be worried or not. All that and more in today's conversation with Jeff Park. All right, Jeff, I thought a great place to start the conversation is there's a ton of stuff happening in the macro environment. We see Argentina, we see China, you recently went to London, so I figured we could just kind of go around the world. Maybe start with Argentina and how the macro developments both for the US economy are impacting Bitcoin and teaching us maybe a little bit about money, central banking and what's going on uh in the future of finance.

Jeff Park: Yeah, absolutely. Let's do a world tour. Argentina is fascinating because it is an example of how um the dollar hegemony can also be weaponized to lead to political outcomes by um the will of the the the the kind of national sovereignty of of a mission. And so I think a lot of Americans are kind of looking at what's happening in Argentina with with some uncertainty as to one like is this good for me because I live in this country and why are we not getting domestic funding for our needs when the US government is shut down and they're being war-waged uh with financial warfare across the world. Um and two like you know why why is it happening? Um and some people are like is it politically motivated right because Argentina is actually not a big trading partner for the US. I think it's like less than 1%. So why are we spending $40 billion out of the treasury to rescue uh Malay? Um and so recently what's happened this week is the swap lines have re-entered the scene. Those may not be familiar with what swap lines represent, but swap lines at the core is like the plumbing of the dollarized economy. It's the thing that helps the dollar flow when there's system fractures that can happen because of funding issues. And so it's basically a crosscurrency swap between central banks to provide the actual underlying currency when there's a shortage to help kind of provide a backs stop of confidence and then upon a fixed amount of duration you swap it back uh and then you hope that the actions of the central banks have brought some stability to the system and so the first trunch was actually unleashed uh earlier this week and the US government stepped in the treasury bought a bunch of pesos and the notional amount that they're willing to go up to is about 20 billion.

Anthony Pompliano: Uh, and that's a lot or a little compared to uh Argentina.

Jeff Park: It's interesting. It's it's it's actually probably not enough. Uh, and at the same time, the $20 billion is a little bit symbolic because it's the last time the e uh the Treasury ever used this was actually in Mexico in the 1990s when they were having their financial crisis. And they also used $20 billion back then. And I think that's kind of interesting because the absolute number of 20 billion has stayed the same after 30 years. So what does that mean to the currency on the other side? Right? It's kind of like interesting question to think about. Um but I think the market generally thinks it's not enough which is why uh the peso still hasn't actually found confidence and it continues to slide. And earlier this morning there was an announcement that the US government again participated one more time but this time they actually didn't buy at the official exchange rate. They bought at what is called the blue swap rate. Um, which for those who don't know, uh, Argentina has actually two exchange rates. Have you ever been to Argentina? I've never been to Argentina, but I know a lot of countries that have two exchange rates, kind of the official and then the, uh, gray one. They call it the blue chip swap rate, which I think is hilarious because it's actually the unofficial black market rate. And it's a composite of what the actual market rate is based on the collections of different brokers in the space that will really willingly want to transact at what is more market driven than the official government rate. Um, it's funny when I actually I've been to Argentina and I think the last time I went in 201 um 12, uh, there was two rates and I didn't know about that. So, I brought my dollars to the banks to exchange it to the pesos and then my hostel owner like saw me like whip like leaving her leave with dollar. She was like, "Come, come here." Like, I can do you better than the bank teller. And I was like, "Oh, okay. Like, how much better?" And it was much better. it was like 50% better. And I was like, "Oh my god, she's" and she really wanted my dollars. And so I was like, "I guess I'll Yeah, I'll exchange with you." Uh, and and she loved it. Funny thing is, even from that date to now, the depreciation of that peso is more than 300 times at the current rate of 1450. When I was there, it was closer to six.

Anthony Pompliano: Wow.

Jeff Park: So, it is incredible. Um, the kind of things that Argentinians are experiencing.

Anthony Pompliano: But, um, and why do you think they're in this situation? And like Malay went in uh obviously inflation was out of control. There was I mean it was just a broken economy. He was going down the street with this chainsaw, you know, saying, "Hey, I'm going to cut government spending all this stuff." He did seem to go in and make a lot of very rapid changes and inflation did come down to some degree. Do you think the problems they're facing now were structural before he got there or do you think some of the policies he implemented are driving this?

Jeff Park: I think essentially one foundational step correctly done was to kind of live with the pain of the immediate devaluation that Malay went through, right? Which is pretty painful. But the problem is um society can tolerate a certain amount of pain. And if there's a will to do it with some national solidarity, it's it's entirely um doable, but not for too long. Cuz after a certain amount of time, you kind of need to show a plan for how you're going to grow out of it. And I think what so far hasn't really happened is there hasn't been a convincing story into how we're going to turn this into a progrowth uh uh environment. And the problem in Argentina is not dissimilar from what we're seeing with global inequality in general across the world. Those who are actually well-endowed in Argentina are generally still um spending, but they're spending outside and there's actually not enough happening inside their own economy to close the current account deficit. So I think that mismatch is particularly like a sensitive problem when it doesn't feel like that uh wealth um distribution or the pain is being shared broadly across. Uh and so I think there's a little bit of time running out and therefore we're now in the mode of another populist candidate coming back into the scene because a promise feels a little broken in the timeline that it wasn't delivered for. Uh but as you know like these things take a long time. it's not really possible to do it in a few years, but you still need like a convincing story of how you're going to start to become an export economy and I just don't think there has been a clear story.

Anthony Pompliano: Now, what we hear in the crypto world is people want dollars and Bitcoin like they want stable coins, they want Bitcoin and that has been driving that. Um, by the US stepping in, one of the things I saw somebody say online is uh how crazy is it that the US government bought pesos before they bought Bitcoin? Um, should we read into the fact that, you know, we're basically going in and by definition buying a failing currency? Uh, are we putting citizens taxpayer money at risk? Is this stupid? You know, just talk through some of this.

Jeff Park: This is a salient question because we now have to go dig a little deeper into the mechanics of how the pesos was bought by the US Treasury. And these will touch upon some financial jargon that some folks may not be familiar with, but it's equally important in the central conversation of Bitcoin becoming a strategic reserve. So it's absolutely true that the US treasury has a certain amount of funds uh which is called within the exchange stabilization facility ESF that they can use to intervene in foreign markets to bring financial stability usually in the FX market but for other things as well including the bond markets. So the treasury has an ESF facility but what's inside this facility is actually not what people think. Some of it is dollars and some of it is other currencies, but the vast majority of what's in the ESF is this instrument called SDRs, which are special drawing rights. Special drawing rights are an invention. Uh it's a Bretton Woods invention that solved a particular problem at the time when there was a shortage of dollars as the dollar was becoming the main trading currency and needing to find a way to bring stability by having a co-op model. So if you are part of the IMF, you are able to receive a certain amount of SDRs in participation of your own quota to create a basket of five major currencies and that SDR is a unit of account that can then be pledged to basically be the back stop of a swap line.

Anthony Pompliano: Mhm.

Jeff Park: Um, and so the interesting thing about the SDR is if you think about what that represents as a co-op model, it starts to feel a little bit like what Bitcoin should itself be, right? Because SDR is meant to be a neutral asset because it's a basket of the five biggest uh contributors to the IMF. And it's also meant to be a funding currency of trade amongst the nations. Mhm. And at the time in 1960, 1970, this was the closest thing you can imagine to what a neutral asset can be. Uh but now we have something like Bitcoin. And in in some sense, Bitcoin replacing the SDR to me is kind of the right parallel uh conversation about what Bitcoin could represent because in this scenario now, what Besson has done is he's actually probably going to need to use the SDR out of the ESF to actually buy pesos, right? Because again, there's not enough dollars and not enough euros in the USF otherwise to find a liquidity unlock instead of SDRs though. What if you pledged Bitcoin? And that's I think the interesting conversation about the role of how Bitcoin can serve in the plumbing of the dollarized economy through the SDR through the exchange stabilization fund in the construct of the IMF that we're just beginning to scratch the surface for. which is why I think it's really important for crypto investors and Bitcoiners to pay attention to what's happening in Argentina. What is happening in Argentina is precisely the uh learning of the plumbing of how the dollar works and the role of a reserve asset and where Bitcoin one day might find itself to be more useful than the construct post Breton Woods like an SDR would be.

Anthony Pompliano: So in that scenario, um our strategic Bitcoin reserve or some other pile of Bitcoin would now become uh not just an asset that we hold and hope goes up in value, similar to what really we've done with our gold reserve. Uh but now you actually get an asset that can be used as this pristine collateral. Um you can pledge it, you can lend it, you can uh borrow it, you can send it, right? I mean, you you now start to use it in a weird way at the nation state level as a true currency, not just that store of value, which I think, you know, whenever I go on TV, people, well, no one's using it to buy a cup of coffee. Like maybe actually it's almost like a B2B use case is the first use case of Bitcoin as like a true, you know, liquid currency rather than individuals.

Jeff Park: That's right. That's right. I think the upside of the dollar being the export is great for the US, but the downside of it is that there often can be a funding gap between there just being a shortage of dollars that is needed to service the global economy. And so the SDR is the backs stop because it's one step beyond the dollar in which it's meant to really be that neutral reserve asset. Um, and so when people uh do trades in SDR, it's really because they believe in like the communal like risk sharing model uh of being paid back in those respective currencies underneath it, but it but it's not meant to be used for uh actual FX markets, right? It's it's a pledge collateral. Bitcoin, as you pointed out, can be more than a pledge collateral. Bitcoin can actually be transactional. And so um it removes that fiction layer of what the SDR can itself be which truly is a confidence game. Bitcoin however actually if you were to say use it uh on behalf to rescue Argentina you can imagine the collateral is actually more interesting and underritable for somebody who actually believes in the more kind of you know mechanism for what it represents without other currencies involved.

Anthony Pompliano: Let's go to uh China. China obviously is all over the news. Uh Trump and Xi are locking horns. Uh it seems like every day somebody's moving a piece on the chessboard. Uh the latest one has been the uh export control over rare earths, but uh Trump is complaining about the soybean uh lack of demand. I mean, it's all over the place, right? How do you see that geopolitical and kind of macro impact?

Jeff Park: Yeah, it is now becoming a very prolonged trade war. And the issue I think is that the longer these trade wars uh stay in the conscience of the people. What you start to realize is that this isn't just about exports and imports and pricing differentials between consumer goods and production costs. It's actually more than that. And the reason it's more than that is because on the other side of a current account is the capital account. So by definition, a trade war becomes a capital war. And I think more people are starting to wake up to this, which is why we're seeing so many different noises at a bilateral level across the world. It's it's a little bit kind of sheer chaos where every country now is trying to negotiate some kind of deal about not just the actual kind of trade in itself, but the capital element, right? Like South Korea is now requesting a swap line for the investments that they want to make here in the US on shore. It's literally tying in the construct of the capital and current account. And I think the more people start to realize that, the more you get to realize that the thing at risk is then the capital account surplus of the US market, right? Like the US market enjoys a very strong privilege of having been the source of return generation for its financial assets that foreign investors want. And that's the other side of this that is being coming untangled. And nowhere is it more clear in the way that China has been stepping into the scene. And at the core, this is part of I think why the conversation is getting muddier and muddier. It's not actually just about like soybeans. It's it's it's on the other side, you know, where are the fund flows actually coming through? Uh that that's becoming more abrasive and it's being introduced more broadly into the conversation. That's why you see China actually just becoming more open with their capital accounts too and letting foreign investors come in and use yuan denominated assets as a way to bring some financial leverage and muscle.

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Anthony Pompliano: What is the things you're paying attention to both positive or negative as this develops? So there things you're worried about where you say hey if you know these three things happen I would be a seller of you know assets or uh are there things that you're looking for that you would be a buyer uh in terms of uh you know kind of managing money and thinking through different assets in the world.

Jeff Park: Sure. I think at the core like when the government is letting there be more credit creation and more liquidity both on the public sector and the private sector that's better just good for risk assets right because it's just more inflationary in nature and so I am paying attention to some of those trends that are happening at the local level. So China for example is continuing to bring more um liquidity into the system. Just recently they've opened more like swap lines with where they deal with their state budgets. And so there were some capital that had been historically unused and untapped, but they reopened it. So if you're actually suffering at the regional level, you actually now have abundant liquidity. That's very good for risk assets because it's just again it's another kind of like fiscal dominance playing behind the scenes for China as it is here in the US. So I think those are the most important trends. I think it's also relevant to note so much of this chaos we're seeing across the world in Argentina to China to Ukraine and everywhere uh is showing you in the in these moments of chaos and uncertainty like gold just has stood out as the most obvious and sure thing um and I think it just shows you how much people are looking for certainty because of the fear in the markets and if you're able to be the source of that security I think it's becoming a pretty powerful meta. Uh so watching gold kind of continually supersede on its performance. It's really driven by flows, but it's also really driven by this, you know, psychological investor where retail investors are continue to pile upon the actions of the central banks too. So I think those are those are longer lasting trends than most people probably think. And I continue to look at for example the Shanghai futures exchange as to how much gold they continue to acquire. uh on warrants and the last time you and I talked about this I believe it was like 70,000 kg or so it's it's at 85 now. So over in that short period they've actually gone up another 20%. So it's it's not stopping anytime soon. So so that's been great. What what is a little bit considering is Bitcoin hasn't participated nearly as much and I think that has been disappointing for some people. I think there are maybe some reasons why that can be the case, but we're going to continue to find out as we go. I think I think people um in crypto are quick to tout gold uh being inferior to Bitcoin, that Bitcoin is digital gold and therefore it's perfect in every shape or form possible and therefore it doesn't make any sense that no one could otherwise see this. But I actually just don't think this is always true. I think gold is very special. Um, and gold has had more staying power for hundreds of years for reasons that I think if you understand the role of money in history, you can appreciate what it stands for. And and the and the punch line is this. For an asset that's a store of value to become profitable, it's in it's it's just so important that central banks get involved.

Anthony Pompliano: Mhm.

Jeff Park: I think really there is no other way to imagine further adoption than that being the most important force. Um, I was in London and um, one of the favorite places I love going to when I go to London is the Bank of England Museum and I found a little quick window to make a trip on this uh, sojourn that the last time I was there was maybe about 10 years ago, 12 years ago and I was reappreciating amazing history of the Bank of England this time with more in the context of what it represents for Bitcoin. Um, and what you get to see is the history of the Bank of England is really fascinating because unlike most central banks that people would imagine today, it first started off actually as a private company. The Bank of England was established as a private company. It was owned by actual private investors, including the monarchy, but anyone who wanted to kind of participate in the GoFundMe of the Bank of England at the time could own a little piece of it. Um and it was really

Anthony Pompliano: Good bet.

Jeff Park: Great bet. Um but the story of it starts with goldsmiths right because without a central bank as a known entity at the time banks were involved in credit creation and the asset it was used was gold and eventually what you see is that it becomes the government's bank at the private level because governments also have to borrow and they have gold and they need to pledge their gold and so bank of England as a private company was basically the government's bank and then eventually what you see in the arc of history is that when there's conflicts uncontrollable conflict like war where the the the conflict is so important that it supersedes any kind of financial norms that you would expect and therefore debt grows out of scale then the banks basically have to assume the government's debt meaning the bank of England as a private company now needs to assume the US the the government's actual debt as their own and that process in itself is usually how the socialization of a private entity becomes and so it's not until 1946 actually that it becomes nationalized. So for 250 years the Bank of England operates as a private enterprise.

Anthony Pompliano: Mhm.

Jeff Park: And it's only when the debt to GDP of Britain gets to 250% that they realize actually it's going to have to be a part of the part of the national apparatus for social security. Um and so so so in that framework if you really think about like what is money? Um, gold has had hundreds of years of staying power as a private asset for which banks were willing to do business with and eventually the government then wants to do business with that private bank and take advantage of their reserve assets and then it becomes nationalized. So to to draw an equivalence of that in Bitcoin's term, the same would be if the US government actually acquired a bunch of Bitcoin but eventually needs to borrow more than it can and needs to start pledging Bitcoin somewhere to borrow that money and then the debt actually then becomes kind of larger than anything that it can be paid back for and then it becomes kind of like nationalized in the construct of like the role of that asset.

Anthony Pompliano: Mhm.

Jeff Park: Um and that's like almost like the central bank of Bitcoin that you can imagine in the arc of history. We're nowhere near that, right? Like actually like central banks have not accepted Bitcoin as part of that dialogue, but they have with gold. So So I I I keep going back to this notion of like we we should not uh as Bitcoiners look at gold's rise as an adversary outcome. Actually, gold has had staying power because it's for hundreds of years been able to be a part of that modern economy apparatus. The question is how do you get Bitcoin into that mix and what can we learn from history to insert ourselves into that? And this is why I go back to the ESF example. It's not enough to have a senator tell everyone that we need to buy Bitcoin on the balance sheet of the Treasury if there's no reason to do it. The reasons usually come from something cat like something very climactic. uh and and in in the scenario of like an ESF, this is kind of I think one of the wedges you can drive a conversation about and in that scenario maybe the counterparty like an Argentina would want to have like go not gold but like Bitcoin as part of the conversations in these counterparty arrangements.

Anthony Pompliano: Well, I I wonder, yeah, if you're Argentina, you probably the SDR stuff like sure it's kind of backed kind of not like you know, are you kind of being duped to a degree? Bitcoin does feel like the thing that is, you know, much more uh kind of sovereign, right? Um and uh yeah, I don't know. It's just it's just fascinating how this is all changing right before our eyes.

Jeff Park: It really is. But you know we can't lose sight of the fact that if we want Bitcoin's TAM to grow and follow the path of it being digital gold then you have to study gold and learn from that history and why it is actually have been adopted as part of the central bank's reserve asset when central banks themselves were not a thing when it was actually private enterprises. So um in that same way like sometimes it's hard to imagine you know people talk about micro strategy becoming nationalized one day or whatever and it sounds crazy but really at some point like if you study the arc of history it doesn't sound as weird as it might uh and and how private companies once they're big enough as a lender ultimately do become subsumed by the government for the national interest. Not saying that's going to happen in Micro Strategy, but more people should be aware of the history of the Bank of England to then think about what the role of micro strategy for Bitcoin.

Anthony Pompliano: Do investors win or lose in those scenarios historically, right? Like if if you're the holder of equity in the what is now the Bank of England, um does the government buy it for pennies on the dollar or do they uh do they pay premium like a takeover attempt?

Jeff Park: So, let me tell you a very fun trivia fact that I also rediscovered on this trip to the Bank of England Museum. One of the owners of the Bank of England private stock at the time was George Washington. George Washington actually young Washington through Martha inherited a fairly large stake of the Bank of England through her father. And if you go to the museum, there's one section where you can actually see this uh receipt that George Washington signed on behalf of the family to receive the dividends from the stock. That's pretty cool. It's not only cool, but it's actually crazy if you think about it because here's the man who's the founder of this country waging war against the monarchy to which he's privately collecting dividends from the central bank. This been going on for a long time. I mean, the meta here is incredible, like and and and I think it's like one of those like fascinating trivia facts that like gets a little bit swept under the rug, but at times of great change, I mean, these kinds of like dynamics are always possible. And so, the other thing I always try to tell people is to have a little bit more grace when we navigate the uncertainty of the political agenda and arenas. like it's hard to question every motivation of why someone does anything, but usually like things are not that black and white. There's greyness to how these things can get done and co-opted.

Anthony Pompliano: I do believe that um so much of the intentionality of the founding of America was because they actually although they were young uh and I like, you know, they're kind of like posters a little bit and they had the pseudonyms and you know, they're doing the whole thing. Um I do think that it was rooted in an expertise uh and an understanding of the system that they came from and yes there was this you know battle and kind of the freedom from the monarchy and all that stuff but they did recreate or borrow a lot of the ideas when they kind of reset up. So it was like they took a lot of good things you know idea wise and then they made some tweaks to the things they they were unsatisfied with but you kind of can't do it unless you understand how the system works. That's right. And so I think people don't put enough credit on uh maybe just how uh prevalent you know that the experience and knowledge was of the system in order to be a um kind of a a competitor in the marketplace to you know critique them. Mhm.

Jeff Park: Yeah. And the devil is always in the details. Uh and and to have an appreciation for details means you have to have a nose for nuance. And the other thing that's really interesting is when the Bank of England was nationalized in 1946, there is actually a footnote which is an incredible um language inserted that would baffle all modern economists. It actually says that the Treasury from time to time may consult the bank to work together. Makes sense. It's never been invoked. Yeah. But it's in there. Yeah, it's in there as a back stop to what the relationship between a central bank and the Treasury ultimately is because one is ultimately motivated by lowering the debt interest burden, right? That's the Treasury's function. But the central bank is on the other side of it. And and it's so obvious to anyone who's understood history that those two things and functions are absolutely related. Which is why I think this notion of Fed independence too, we need to kind of move beyond it. I think it's silly that people are still defending Fed independence as if it's meant to be a line that is not in itself completely backwards of its original intention. It's it's literally in the charter from its nationalization.

Anthony Pompliano: Well, I think it's Bessant has said or or Powell like they get I think they get breakfast uh once a week or something, right? Um I think that Janet Yellen and Powell used to also meet, you know, on a weekly or bi-weekly ba like what do you think they're talking about? Right. you don't think that they're, you know, trying to figure out how they can help each other or what, but like I don't know. The whole thing is crazy.

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Anthony Pompliano: Um, before I let you go, sentiment on X, Reddit, Podcast, YouTube in the dumps. Yes, it's over. Everyone just go home. Uh why do you think it is so bad out there right now that everyone is so negative and so pessimistic and just like the market is, you know, uh disappointed us and everyone needs to go home cuz it's over.

Jeff Park: Yeah, I'm personally disappointed too because I think this is exactly the environment that I thought we would be in Q4 where Bitcoin would be unabashedly ripping. It just turns out gold is. Mhm. And so the question is why is Bitcoin not participating? The conditions are all there. There's a rate cut cycle coming. Global liquidity has never looked better. Institutional adoption is strong. The conduits have been built and there's real demand coming from treasury companies. I don't think you could have expected or wanted a better outcome. And yet it's lagging. And at this time gold is sucking all the air out of the room. And the more I think about it, there's really two things. One is exactly as you pointed out, crypto uh because it's so open source can sometimes be a little bit of a disservice for those who are on the outside because they don't know all the details of what's happening on the inside, but when they peer into it, they don't like what they see.

Anthony Pompliano: Oh, you mean all the all the tribalism and battling and talking?

Jeff Park: Like when Bitcoiners fight other Bitcoiners about like the spam filter for example, even if it's coming from a good place, it exposes like an open attack vector to which the notion of Bitcoin being this infallible code gets corrupted a little bit. And I'm not saying that we can't we shouldn't embrace it. We we must recognize what Bitcoin represents which is again a living breathing software. But when it happens at that level that puts real believers kind of against each other as an outsider, as a financial adviser or as you know someone's grandma, like it's kind of hard to look at that and say this is like investable, right? Gold doesn't talk. So it's really just nice to know that it is what it is that you hold in your hand.

Anthony Pompliano: So you're almost saying there's like a trade-off, right? You're saying like the thing that makes Bitcoin and so amazing and and the like constant testing of ideas and and the uh the debates and you know all this kind of stuff can actually be the thing that the outsider doesn't understand the importance of and therefore shies away from because conflict may be uncomfortable.

Jeff Park: Yes. Yes. Exactly. I think decentralization itself is a very powerful thing but it could also be heavily distracting especially from like a governance perspective. We've seen this all the way through time and time. And so that's the second thing I was going to share which is you know this institutional era in 2025 is being represented by a co-op by kind of centralized entities right it's it's actually about kind of um you know stable coin being adopted by stripe or circle or things where like it's actually not the original like cipher punk vision of like decentralized ownership and there's like enterprises that are trying to use crypto assets for what historically would have been made fun of as like you know blockchain technologies and so that too I think has caused a fracture amongst kind of the crypto community like there's true believers of permissionless decentralization and then those who are more kind of fighting for the business building of broad-based crypto abdoption but sometimes those missions don't mix or they they may they may look adversarial in the short term but in the long term it could actually be a win-win but but along that journey is a lot of room for error and misunderstanding And so it's not just the infighting amongst the Bitcoin community, but now also what I've observed is non- Bitcoin crypto communities also fighting with each other and with Bitcoin. And that's like interdispersion of more chaos. And I think what sometimes those investors and the crypto community away from Bitcoin fail to realize is there's no world in which your token will ever succeed if Bitcoin fails. Mhm. In my mind, there's no world in which Ethereum succeeds if Bitcoin fails. There's no world in which Solana succeeds if Bitcoin fails. It's a basian probability. If A then B and B is Bitcoin. Bitcoin has to succeed first and foremost for everything else to work. It doesn't work the other way around. And sometimes I think people forget that big picture. Um and and uh that too has caused a lot of noise I think on sentiment and it's probably going to continue to affect some of the mood for the time being but at the same time as you pointed out it is also its greatest asset because it drives attention and I think ultimately attention means more people get in and start learning and so eventually we're just all leveling up. Everyone's leveling up at different speed and different places where they're starting from, but the hope is eventually that, you know, our grandma can actually appreciate the living code, right, and not be scared by it. But it takes time and we have to do it in like a thoughtful way that isn't going to turn off people from the outside, too.

Anthony Pompliano: Yeah. I think it's a very uh prescient point, right, of we want to embrace what makes Bitcoin special. We need to be aware of the trade-off. And maybe that's why there's kind of different groups of people who are needed for Bitcoin to be successful. Like I don't know if I could sit down with many of the people who are uh highly technical and have a debate at the same level with the same intensity and conviction as they could. They're experts on a certain part of Bitcoin that I understand, you know, kind of at a surface level maybe better than, you know, many people who are just kind of tourist viewers of Bitcoin. But it's kind of like, you know, we have companies where if I go and I talk to the engineers, I can talk about the product. If we start getting into the code base, you know, very quickly I'm on their turf, right? And so you just kind of, hey, at some point you kind of know what your limitations are, right? Yeah.

Jeff Park: Yeah. This–

Anthony Pompliano: at the same time there's financial advisors or there's people who, you know, have gone and and spent the time talking and they kind of like obscate away all that stuff and they just say, "Hey, like here is the thesis for Bitcoin as an asset." and they're not talking about code or different trade-offs of on technical basis. they're talking about portfolio construction and you actually need both of those groups and maybe it's weird when you know they allow each other to see you know uh the different group all of a sudden you're like oh I love you know technical talk there I'm uncomfortable or vice versa like why are you guys talking so much about money and portfolios and stuff right it does feel like uh in a weird way everyone's working together but has you know kind of their own expertise to to kind of help Bitcoin

Jeff Park: Yeah I I fundamentally agree with this and you just help me remember when I was at London um one of the panelists um was talking about how to get crypto more broadly accepted for mainstream use and adoption it needs to be invisible right like you kind of don't want to know that it's being used in the back end and I struggle with this a lot because on one hand I do believe what the intention of that is which is like crypto is just so complicated and so noisy and hard to use that you just almost have to make it like kind of non-existent for people to to to get adoption. But really the paradox here is if it's invisible it I think also means there's some level of centralization right because to be that seamless on the back end where you're not paying attention is the kinds of things that are happening more at like the enterprise level for which that user experience comes with that trade-off. So people will say things like, you know, you know, Stripes coming into stable coin is like a good thing because like they're going to make all of this really easy and you won't even know what's happening behind the scenes. And there's a part of it that like I agree that's a good thing, but then the question is like well then where is the value transfer going? Like do we do we fundamentally understand like what that trade-off might be if there isn't actually people caring about the things in which the value cruel is happening because of that ease of use. I'm not saying like one one is right or one is wrong, but it just is one of those kind of perennial conflict of crypto where conflicts come at the source of decentralization where people are individualistically participating. So that's a good thing. It could also just be confusing. But I come back to the thesis that volatility ultimately arises out of this dispersions of opinions and people's views. And I think that makes crypto more powerful than almost anything else. So you almost don't want it to be totally invisible.

Anthony Pompliano: Yeah. I I completely agree. Again, it goes back to the trade-off of like what are you optimizing for, right? Um and I think Bitcoin is doing just fine uh in the path that we've been pursuing. Y and uh maybe it's the people who are making it invisible, you know, in terms of putting it in a portfolio or something versus um Bitcoin becoming invisible to the technical community would be very negative.

Jeff Park: And people were posting pictures of like, you know, people queuing up to get gold in like all parts of the world in Australia and Hong Kong. And you look at those pictures and people like, "Wow, this is like VH Warhor Republic kind of like vibes." And um and uh I I I I've shared that equivalent picture for Bitcoin is when Bitcoin Vault goes up because there's never going to be a cue for Bitcoin. You don't have to wait in line to get your Bitcoin buying or selling. But where you're going to see that pressure is represented in the volatility of Bitcoin in October. for how horrible it has been for price action. The one thing that I'm just very happy to see is that volatility has been rapidly picking up. And today we cleared the 50s. And so you think the gold lines are, you know, good for gold, like rooting for Bitcoin ball going up is the equivalent of that outcome for Bitcoin, which is ultimately how it's going to go higher. So path dependency, if Bitcoin ball goes higher, we're all going to be in a better place. I've always made the point, if Bitcoin's vault is lower than gold's vault, we will fail. it cannot work. Bitcoin is valuable because the volatility highs, because you don't have to queue up. And if people embrace that and see that big picture, we're on the way higher.

Anthony Pompliano: Gold with wings, my friend. Gold with wings. All right. Um, where can people follow you on uh on the internet?

Jeff Park: You can find me on X. My handle is DGT100011. And you can also find my Substack in my profile for deeper readings.

Anthony Pompliano: Amazing. All right. Well, thank you very much. We'll do it again next week.

Jeff Park: Let's do it.

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC"), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com

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